THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02060934

02 DEC 20 AM 9:23

82-3708

November 30, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

BY AIR MAIL

Dear Sirs,

Sub.:- Unaudited Financial Results for the Half Year ended on 30th September, 2002.

We furnish herewith a Limited Review Report by the Auditors of the Company pursuant to Clause-41 of the Listing Agreement alongwith half-yearly results of the Company for the half-year ended on 30th September, 2002.

Thanking you,

Yours faithfully,

Jagdish G. Dalal
Head (Legal & Secretarial)

Encl.a.a.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SORAB S. ENGINEER & CO. (Regd.)
CHARTERED ACCOUNTANTS

M. P. ANTIA, B.COM., B.A., F.C.A.
N. D. ANKLESARIA, B.COM., F.C.A.
R. N. ANKLESARIA, B.COM., F.C.A.

TELEGRAMS : "WORTHTRUST"
TELEPHONE : 658 4304
FAX : (079) 658 9710

909, ATMA HOUSE,
OPP. RESERVE BANK OF INDIA,
ASHRAM ROAD,
AHMEDABAD-380 009.

November 26, 2002

The Board of Directors,
The ARVIND MILLS LTD.,
Naroda Road,
Ahmedabad-380 025.

We have reviewed the attached statement of unaudited half yearly financial results of **The Arvind Mills Limited,** for the period of six months ended 30th September,2002, prepared pursuant to clause 41 of the Listing Agreement. This financial statement is the responsibility of the Company's Management. Based on our review, the same statement stands revised as per Annexure 1 attached herewith.

We conducted our review to obtain moderate assurance as to whether the revised financial statement is free of material misstatement. A review is limited primarily to making inquires of the company's personnel responsible for financial and accounting matters and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the Financial Statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying revised statement of unaudited half yearly financial results, prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **SORAB S.ENGINEER & CO.**
CHARTERED ACCOUNTANTS

N D Anklesaria

N.D.ANKLESARIA
(PARTNER)
MEMBERSHIP NUMBER 10250.

SORAB S. ENGINEER & CO. CHARTERED ACCOUNTANTS AHMEDABAD

H. O. : ISMAIL BUILDING, 381, DR. D. NAOROJI ROAD, FORT, MUMBAI-400 001.
TELEPHONE : 204 17 89, 204 08 61 • FAX : (022) 284 63 19

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Annexure 1

Unaudited Financial Results
for the Half Year Ended on 30th September,2002

[Rs.in crores]

Sr. No.	Particulars	6 months ended on 30/09/2002 As Approved by Board of Directors	6 months ended on 30/09/2002 Revised as per Limited Review	6 months * ended on 30/09/2001	Year ended on 31/03/2002 (6 Months) (Audited)
1	Net Sales/Income from Operations	709.00	708.96	669.87	698.73
2	Other Income	2.80	2.85	5.59	14.67
3	Total Expenditure				
	a) (Increase)/decrease in stocks	(16.39)	(19.50)	(7.96)	33.74
	b) Consumption of raw materials and finished goods purchased	231.89	231.55	300.99	228.44
	c) Power & Fuel	75.25	75.25	88.59	74.27
	d) Stores consumption	57.72	57.72	60.60	53.65
	e) Staff cost	48.70	48.70	46.70	46.51
	f) Other expenditure	106.13	108.50	71.15	124.24
		503.30	**502.22**	**560.07**	**560.85**
4	Interest and Finance Costs (Net)	79.85	76.75	153.64	58.25
5	Gross Profit/(Loss) after Interest & Finance Costs but before extra-ordinary items,depreciation and taxation (1+2-3-4)	**128.65**	**132.84**	(38.25)	94.30
6	Depreciation	73.99	73.75	74.22	74.04
7	Provision for Taxation (including deferred taxation)	NIL	NIL	NIL	NIL
8	Net Profit/(Loss) (5+6-7)	**54.66**	**59.09**	(112.47)	20.26
9	Paid up Equity Share Capital (Face Value Rs.10/- per share)	173.55	173.55	100.55	140.05
10	Reserves (excluding Revaluation Reserve) as per Balance Sheet of previous accounting year				696.78
11	Basic Earning Per Share (Rs.) - (not annualised)	3.00	3.25	(12.49)	1.34
12	Diluted Earning Per Share (Rs.)- (not annualised)	2.90	3.15	(12.49)	1.34
13	Aggregate of non-promoter Shareholding				
	- No. of Shares	85431043	85431043	83645119	85840846
	- Percentage of Shareholding	48.55%	48.55%	83.19%	48.78%

* Not subjected to limited review.

Notes :

1 The Company has closed its previous financial year as on 31st March,2002 and hence the figures of the previous year are for six months only.

2 Figures of the corresponding 6 months period ended on 30th September, 2001 are given for the financial year 2000-2001 which was for a period of 18 months.

3 Figures of previous half / year have been regrouped wherever necessary.

As per our report of even date attached

For Sorab S. Engineer & Co.
Chartered Accountants

N.D.Anklesaria
Partner

Ahmedabad
November 26,2002

For The Arvind Mills Limited

Arvind N.Lalbhai
Chairman & Managing Director

SORAB S. ENGINEER & CO. CHARTERED ACCOUNTANTS AHMEDABAD

Arvind